Filed Pursuant to Rule 424(b)(2)

Registration Statement No. 333-253421

GS Finance Corp. $70,000,000 Bloomberg Commodity IndexSM-Linked Notes due 2022 guaranteed by The Goldman Sachs Group, Inc.

The notes do not bear interest.  The amount that you will be paid on your notes on the stated maturity date (June 27, 2022) is based on the performance of the Bloomberg Commodity IndexSM (the index) as measured from the trade date (May 19, 2021), to and including the determination date (June 20, 2022).

The return on your notes will equal the index return, which is the percentage increase or decrease in the final index level on the determination date from the initial index level of 91.48.  If the final index level is less than the initial index level, you will receive less than the face amount of your notes.  If the final index level is zero, you will lose your entire investment in the notes.

On the stated maturity date, for each $1,000 face amount of your notes, you will receive an amount in cash equal to the sum of (i) $1,000 plus (ii) the product of the index return times $1,000.

You should read the disclosure herein to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page PS-10.

The estimated value of your notes at the time the terms of your notes are set on the trade date is equal to approximately $993.7 per $1,000 face amount.

Original issue date (settlement date):	May 26, 2021	Original issue price:	100% of the face amount
Underwriting discount:	0% of the face amount	Net proceeds to the issuer:	100% of the face amount

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC

Pricing Supplement No. 2,612 dated May 19, 2021.

The issue price, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the date of this pricing supplement, at issue prices and with underwriting discounts and net proceeds that differ from the amounts set forth above. The return (whether positive or negative) on your investment in notes will depend in part on the issue price you pay for such notes.

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

Estimated Value of Your Notes

The estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by Goldman Sachs & Co. LLC (GS&Co.) and taking into account our credit spreads) is equal to approximately $993.7 per $1,000 face amount, which is less than the original issue price. The value of your notes at any time will reflect many factors and cannot be predicted.

About Your Prospectus

The notes are part of the Medium-Term Notes, Series F program of GS Finance Corp. and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc. This prospectus includes this pricing supplement and the accompanying documents listed below. This pricing supplement constitutes a supplement to the documents listed below and should be read in conjunction with such documents:

●Commodity terms supplement no. 2,014 dated March 22, 2021

●Prospectus supplement dated March 22, 2021

●Prospectus dated March 22, 2021

The information in this pricing supplement supersedes any conflicting information in the documents listed above. In addition, some of the terms or features described in the listed documents may not apply to your notes.

The designated contracts for the commodities included in the underlier along with their respective Final Commodity Index Percentages (Target Weights) for 2021 are as follows:

Commodity	Designated Contract	Trading Facility	2021 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.2083970%
Coffee	Coffee “C”	ICE Futures U.S.	2.7366190%
Copper	Copper	COMEX	5.3937680%
Corn	Corn	CBOT	5.5866490%
Cotton	Cotton No. 2	ICE Futures U.S.	1.5110980%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	8.1448320%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	6.8551680%
Gold	Gold	COMEX	14.6459560%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.0820140%
Lean Hogs	Lean Hogs	CME	1.7263950%
Live Cattle	Live Cattle	CME	3.8464030%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.6415190%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.0720060%
Nickel	Primary Nickel	LME	2.7139540%
Silver	Silver	COMEX	4.3539140%
Soybean Meal	Soybean Meal	CBOT	3.5987640%
Soybean Oil	Soybean Oil	CBOT	3.1955900%
Soybeans	Soybeans	CBOT	5.8174090%
Sugar	Sugar No. 11	ICE Futures U.S.	2.9870850%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.1791840%
Wheat (Chicago)	Soft Wheat	CBOT	2.8850050%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.5713880%
Zinc	Special High Grade Zinc	LME	3.2468830%

SUMMARY INFORMATION

We refer to the notes we are offering by this pricing supplement as the “offered notes” or the “notes”. Each of the offered notes has the terms described below. Please note that in this pricing supplement, references to “GS Finance Corp.”, “we”, “our” and “us” mean only GS Finance Corp. and do not include its subsidiaries or affiliates, references to “The Goldman Sachs Group, Inc.”, our parent company, mean only The Goldman Sachs Group, Inc. and do not include its subsidiaries or affiliates and references to “Goldman Sachs” mean The Goldman Sachs Group, Inc. together with its consolidated subsidiaries and affiliates, including us. Also, references to the “accompanying prospectus” mean the accompanying prospectus, dated March 22, 2021, references to the “accompanying prospectus supplement” mean the accompanying prospectus supplement, dated March 22, 2021, for Medium-Term Notes, Series F, and references to the “accompanying commodity terms supplement no. 2,014” mean the accompanying commodity terms supplement no. 2,014, dated March 22, 2021, in each case of GS Finance Corp. and The Goldman Sachs Group, Inc. The notes will be issued under the senior debt indenture, dated as of October 10, 2008, as supplemented by the First Supplemental Indenture, dated as of February 20, 2015, each among us, as issuer, The Goldman Sachs Group, Inc., as guarantor, and The Bank of New York Mellon, as trustee. This indenture, as so supplemented and as further supplemented thereafter, is referred to as the “GSFC 2008 indenture” in the accompanying prospectus supplement.

This section is meant as a summary and should be read in conjunction with the section entitled “Supplemental Terms of the Notes” on page S-18 of the accompanying commodity terms supplement no. 2,014. Please note that certain features, as noted below, described in the accompanying commodity terms supplement no. 2,014 are not applicable to the notes. This pricing supplement supersedes any conflicting provisions of the accompanying commodity terms supplement no. 2,014.

Key Terms

Issuer:	GS Finance Corp.
Guarantor:	The Goldman Sachs Group, Inc.
Underlier: Underlier sponsor:

the Bloomberg Commodity IndexSM (Bloomberg symbol, “BCOM”)

the corporation or other entity, or group of corporations or other entities, that, in the determination of the calculation agent, (i) is responsible for setting and reviewing the rules and procedures and the methods of calculation and adjustments, if any, related to the Bloomberg Commodity IndexSM and (ii) announces (directly or through an agent) the level of the Bloomberg Commodity IndexSM on any day; as of the date of this pricing supplement, the underlier sponsor is Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”)

Specified currency:	U.S. dollars (“$”)
Face amount:

each note will have a face amount of $1,000; $70,000,000 in the aggregate for all the offered notes; the aggregate face amount of the offered notes may be increased if the issuer, at its sole option, decides to sell an additional amount of the offered notes on a date subsequent to the date of this pricing supplement

Purchase at amount other than face amount:

the amount we will pay you at the stated maturity date for your notes will not be adjusted based on the issue price you pay for your notes, so if you acquire notes at a premium (or discount) to face amount and hold them to the stated maturity date, it could affect your investment in a number of ways. The return on your investment in such notes will be lower (or higher) than it would have been had you purchased the notes at face amount. See “Additional Risk Factors Specific to Your Notes — If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected” on page PS-11 of this pricing supplement.

Supplemental discussion of U.S. federal income tax consequences:

you will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize each note for all tax purposes as a pre-paid derivative contract in respect of the underlier, as described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-32 of this pricing supplement.  Pursuant to this approach, it is the opinion of Sidley Austin llp that upon the sale, exchange or maturity of your notes, it would be reasonable for you to recognize capital gain or loss equal to the difference, if any, between the amount of cash you receive at such time and your tax basis in your notes.

Cash settlement amount (on the stated maturity date):

for each $1,000 face amount of your notes, we will pay you on the stated maturity date an amount in cash equal to the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the underlier return

Initial underlier level:	91.48
Final underlier level:

the closing level of the underlier on the determination date, except in the limited circumstances described under “Supplemental Terms of the Notes — Consequences of a Non-Trading Day or a Market Disruption Event — Notes Linked to a Single Underlier” on page S-23 of the accompanying commodity terms supplement no. 2,014 and subject to adjustment as provided under “Supplemental Terms of the Notes — Discontinuance or Modification of an Underlier” on page S-27 of the accompanying commodity terms supplement no. 2,014

Underlier return:	the quotient of (1) the final underlier level minus the initial underlier level divided by (2) the initial underlier level, expressed as a percentage
Trade date:	May 19, 2021
Original issue date (settlement date):	May 26, 2021
Determination date	June 20, 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Determination Date” on page S-21 of the accompanying commodity terms supplement no. 2,014
Stated maturity date	June 27, 2022, subject to adjustment as described under “Supplemental Terms of the Notes — Stated Maturity Date” on page S-20 of the accompanying commodity terms supplement no. 2,014
No interest:	the offered notes do not bear interest
No listing:	the offered notes will not be listed on any securities exchange or interdealer quotation system
No redemption:	the offered notes will not be subject to redemption right or price dependent redemption right
Closing level:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Closing Level” on page S-31 of the accompanying commodity terms supplement no. 2,014
Business day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Business Day” on page S-30 of the accompanying commodity terms supplement no. 2,014
Trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Trading Day” on page S-30 of the accompanying commodity terms supplement no. 2,014
Underlier commodity trading day:	as described under “Supplemental Terms of the Notes — Special Calculation Provisions — Underlier Commodity Trading Day” on page S-31 of the accompanying commodity terms supplement no. 2,014
Use of proceeds and hedging:	as described under “Use of Proceeds” and “Hedging” on page S-61 of the accompanying commodity terms supplement no. 2,014
ERISA:	as described under “Employee Retirement Income Security Act” on page S-62 of the accompanying commodity terms supplement no. 2,014

Supplemental plan of distribution; conflicts of interest:

as described under “Supplemental Plan of Distribution” on page S-63 of the accompanying commodity terms supplement no. 2,014 and “Plan of Distribution – Conflicts of Interest” on page 129 of the accompanying prospectus; GS Finance Corp. estimates that its share of the total offering expenses, excluding underwriting discounts and commissions, will be approximately $20,000.

GS Finance Corp. will sell to Goldman Sachs & Co. LLC (“GS&Co.”), and GS&Co. will purchase from GS Finance Corp., the aggregate face amount of the offered notes specified on the front cover of this pricing supplement. GS&Co. proposes initially to offer the notes to the public at the original issue price set forth on the cover page of this pricing supplement. GS&Co. is an affiliate of GS Finance Corp. and The Goldman Sachs Group, Inc. and, as such, will have a “conflict of interest” in this offering of notes within the meaning of Financial Industry Regulatory Authority, Inc. (FINRA) Rule 5121. Consequently, this offering of notes will be conducted in compliance with the provisions of FINRA Rule 5121. GS&Co. will not be permitted to sell notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We will deliver the notes against payment therefor in New York, New York on May 26, 2021. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

We have been advised by GS&Co. that it intends to make a market in the notes. However, neither GS&Co. nor any of our other affiliates that makes a market is obligated to do so and any of them may stop doing so at any time without notice. No assurance can be given as to the liquidity or trading market for the notes.

Calculation agent:	GS&Co.
CUSIP no.:	40057HEK2
ISIN no.:	US40057HEK23
FDIC:	the notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank

HYPOTHETICAL EXAMPLES

The following examples are provided for purposes of illustration only.  They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final underlier levels on the determination date could have on the cash settlement amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final underlier levels that are entirely hypothetical; no one can predict what the underlier level will be on any day throughout the life of your notes, and no one can predict what the final underlier level will be on the determination date. The underlier has been highly volatile in the past — meaning that the underlier level has changed considerably in relatively short periods — and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the offered notes assuming that they are purchased on the original issue date at the face amount and held to the stated maturity date.  If you sell your notes in a secondary market prior to the stated maturity date, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the examples such as interest rates, the volatility of the underlier, the creditworthiness of GS Finance Corp., as issuer, and the creditworthiness of The Goldman Sachs Group, Inc., as guarantor.  In addition, the estimated value of your notes at the time the terms of your notes are set on the trade date (as determined by reference to pricing models used by GS&Co.) is less than the original issue price of your notes.  For more information on the estimated value of your notes, see “Additional Risk Factors Specific to Your Notes — The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes” on page PS-9 of this pricing supplement.  The information in the examples also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions
Face amount	$1,000

Neither a non-trading day nor a market disruption event occurs on the originally scheduled determination date

No change in or affecting the method by which the underlier sponsor calculates the underlier

Notes purchased on original issue date at the face amount and held to the stated maturity date

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical underlier levels shown elsewhere in this pricing supplement.  For information about the historical levels of the underlier during recent periods, see “The Underlier — Historical Closing Levels of the Underlier” below.  Before investing in the offered notes, you should consult publicly available information to determine the levels of the underlier between the date of this pricing supplement and the date of your purchase of the offered notes.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes.

The levels in the left column of the table below represent hypothetical final underlier levels and are expressed as percentages of the initial underlier level.  The amounts in the right column represent the hypothetical cash settlement amounts, based on the corresponding hypothetical final underlier level, and are expressed as percentages of the face amount of a note (rounded to the nearest one-thousandth of a percent). Thus, a hypothetical cash settlement amount of 100.000% means that the value of the cash payment that we would deliver for each $1,000 of the outstanding face amount of the offered notes on the stated maturity date would equal 100.000% of the face amount of a note, based on the corresponding hypothetical final underlier level and the assumptions noted above.

Hypothetical Final Underlier Level (as Percentage of Initial Underlier Level)	Hypothetical Cash Settlement Amount (as Percentage of Face Amount)
150.00%	150.00%
140.00%	140.00%
125.00%	125.00%
115.00%	115.00%
110.00%	110.00%
105.00%	105.00%
100.00%	100.00%
95.00%	95.00%
90.00%	90.00%
85.00%	85.00%
75.00%	75.00%
50.00%	50.00%
25.00%	25.00%
0.00%	0.00%

If, for example, the final underlier level were determined to be 25.000% of the initial underlier level, the cash settlement amount that we would deliver on your notes at maturity would be 25.000% of the face amount of your notes, as shown in the table above.  As a result, if you purchased your notes on the original issue date at the face amount and held them to the stated maturity date, you would lose 75.000% of your investment (if you purchased your notes at a premium to face amount you would lose a correspondingly higher percentage of your investment).

The cash settlement amounts shown above are entirely hypothetical; they are based on market prices for the underlier commodities that may not be achieved on the determination date and on assumptions that may prove to be erroneous.  The actual market value of your notes on the stated maturity date or at any other time, including any time you may wish to sell your notes, may bear little relation to the hypothetical cash settlement amounts shown above, and these amounts should not be viewed as an indication of the financial return on an investment in the offered notes.  The hypothetical cash settlement amounts on notes held to the stated maturity date in the examples above assume you purchased your notes at their face amount and have not been adjusted to reflect the actual issue price you pay for your notes. The return on your investment (whether positive or negative) in your notes will be affected by the amount you pay for your notes. If you purchase your notes for a price other than the face amount, the return on your investment will differ from, and may be significantly lower than, the hypothetical returns suggested by the above examples. Please read “Additional Risk Factors Specific to Your Notes — The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” on page PS-11.

Payments on the notes are economically equivalent to the amounts that would be paid on a combination of other instruments. For example, payments on the notes are economically equivalent to a combination of an interest-bearing bond bought by the holder and one or more options entered into between the holder and us (with one or more implicit option premiums paid over time). The discussion in this paragraph does not modify or affect the terms of the notes or the U.S. federal income tax treatment of the notes, as described elsewhere in this pricing supplement.

We cannot predict the actual final underlier level or what the market value of your notes will be on any particular trading day, nor can we predict the relationship between the underlier level and the market value of your notes at any time prior to the stated maturity date.  The actual amount that you will receive, if any, at maturity and the rate of return on the offered notes will depend on the actual final underlier level determined by the calculation agent as described above.  Moreover, the assumptions on which the hypothetical returns are based may turn out to be inaccurate.  Consequently, the amount of cash to be paid in respect of your notes, if any, on the stated maturity date may be very different from the information reflected in the examples above.

ADDITIONAL RISK FACTORS SPECIFIC TO YOUR NOTES

An investment in your notes is subject to the risks described below, as well as the risks and considerations described in the accompanying prospectus, in the accompanying prospectus supplement and under “Additional Risk Factors Specific to the Notes” in the accompanying commodity terms supplement no. 2,014.  You should carefully review these risks and considerations as well as the terms of the notes described herein and in the accompanying prospectus, the accompanying prospectus supplement and the accompanying commodity terms supplement no. 2,014. Your notes are a riskier investment than ordinary debt securities.  Also, your notes are not equivalent to investing directly in the index commodity underliers, i.e., the commodity futures contracts comprising the underlier to which your notes are linked.  You should carefully consider whether the offered notes are appropriate given your particular circumstances.

Risks Related to Structure, Valuation and Secondary Market Sales

The Estimated Value of Your Notes At the Time the Terms of Your Notes Are Set On the Trade Date (as Determined By Reference to Pricing Models Used By GS&Co.) Is Less Than the Original Issue Price Of Your Notes

The original issue price for your notes exceeds the estimated value of your notes as of the time the terms of your notes are set on the trade date, as determined by reference to GS&Co.’s pricing models and taking into account our credit spreads. Such estimated value on the trade date is set forth above under “Estimated Value of Your Notes”; after the trade date, the estimated value as determined by reference to these models will be affected by changes in market conditions, the creditworthiness of GS Finance Corp., as issuer, the creditworthiness of The Goldman Sachs Group, Inc., as guarantor, and other relevant factors.  If GS&Co. buys or sells your notes (if GS&Co. makes a market, which it is not obligated to do) it will do so at prices that reflect the estimated value determined by reference to such pricing models at that time. The price at which GS&Co. will buy or sell your notes at any time also will reflect its then current bid and ask spread for similar sized trades of structured notes.

In estimating the value of your notes as of the time the terms of your notes are set on the trade date, as disclosed above under “Estimated Value of Your Notes”, GS&Co.’s pricing models consider certain variables, including principally our credit spreads, interest rates (forecasted, current and historical rates), volatility, price-sensitivity analysis and the time to maturity of the notes.  These pricing models are proprietary and rely in part on certain assumptions about future events, which may prove to be incorrect. As a result, the actual value you would receive if you sold your notes in the secondary market, if any, to others may differ, perhaps materially, from the estimated value of your notes determined by reference to our models due to, among other things, any differences in pricing models or assumptions used by others. See “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” below.

The difference between the estimated value of your notes as of the time the terms of your notes are set on the trade date and the original issue price is a result of certain factors, including principally the underwriting discount and commissions, the expenses incurred in creating, documenting and marketing the notes, and an estimate of the difference between the amounts we pay to GS&Co. and the amounts GS&Co. pays to us in connection with your notes. We pay to GS&Co. amounts based on what we would pay to holders of a non-structured note with a similar maturity.  In return for such payment, GS&Co. pays to us the amounts we owe under your notes.

In addition to the factors discussed above, the value and quoted price of your notes at any time will reflect many factors and cannot be predicted.  If GS&Co. makes a market in the notes, the price quoted by GS&Co. would reflect any changes in market conditions and other relevant factors, including any deterioration in our creditworthiness or perceived creditworthiness or the creditworthiness or perceived creditworthiness of The Goldman Sachs Group, Inc. These changes may adversely affect the value of your notes, including the price you may receive for your notes in any market making transaction. To the extent that GS&Co. makes a market in the notes, the quoted price will reflect the estimated value determined by reference to GS&Co.’s pricing models at that time, plus or minus its then current bid and ask spread for similar sized trades of structured notes.

Furthermore, if you sell your notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.  This commission or discount will further reduce the proceeds you would receive for your notes in a secondary market sale.

There is no assurance that GS&Co. or any other party will be willing to purchase your notes at any price and, in this regard, GS&Co. is not obligated to make a market in the notes. See “— Your Notes May Not Have an Active Trading Market” below.

The Notes Are Subject to the Credit Risk of the Issuer and the Guarantor

Although the return on the notes will be based on the performance of the underlier, the payment of any amount due on the notes is subject to the credit risk of GS Finance Corp., as issuer of the notes, and the credit risk of The Goldman Sachs Group, Inc., as guarantor of the notes. The notes are our unsecured obligations.  Investors are dependent on our ability to pay all amounts due on the notes, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness.  Similarly, investors are dependent on the ability of The Goldman Sachs Group, Inc., as guarantor of the notes, to pay all amounts due on the notes, and therefore are also subject to its credit risk and to changes in the market’s view of its creditworthiness. See “Description of the Notes We May Offer — Information About Our Medium-Term Notes, Series F Program — How the Notes Rank Against Other Debt” on page S-5 of the accompanying prospectus supplement and “Description of Debt Securities We May Offer — Guarantee by The Goldman Sachs Group, Inc.” on page 67 of the accompanying prospectus.

The Cash Settlement Amount Payable on Your Notes Is Not Linked to the Closing Level of the Underlier at Any Time Other than the Determination Date

 The final underlier level will be based on the closing level of the underlier on the determination date (subject to adjustment as described elsewhere in this pricing supplement). Therefore, if the closing level of the underlier decreased precipitously on the determination date, the cash settlement amount for your notes may be significantly less than it would have been had the cash settlement amount been linked to the closing level of the underlier prior to such decline. Although the actual level of the underlier on the stated maturity date or at other times during the life of your notes may be higher than the final underlier level, you will not benefit from the closing level of the underlier at any time other than on the determination date.

You May Lose Your Entire Investment in the Notes

You can lose your entire investment in the notes. The cash payment on your notes, if any, on the stated maturity date will be based on the performance of the Bloomberg Commodity IndexSM as measured from the initial underlier level to the closing level on the determination date.  If the final underlier level is less than the initial underlier level, the amount in cash you will receive on your notes on the stated maturity date, if any, will be less than the face amount of your notes.  Thus, you may lose your entire investment in the notes, which would include any premium to face amount you paid when you purchased the notes.

Also, the market price of your notes prior to the stated maturity date may be significantly lower than the purchase price you pay for your notes.  Consequently, if you sell your notes before the stated maturity date, you may receive far less than the amount of your investment in the notes.

Your Notes Do Not Bear Interest

You will not receive any interest payments on your notes. As a result, even if the cash settlement amount payable for your notes on the stated maturity date exceeds the face amount of your notes, the overall return you earn on your notes may be less than you would have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate.

We May Sell an Additional Aggregate Face Amount of the Notes at a Different Issue Price

At our sole option, we may decide to sell an additional aggregate face amount of the notes subsequent to the date of this pricing supplement.  The issue price of the notes in the subsequent sale may differ substantially (higher or lower) from the original issue price you paid as provided on the cover of this pricing supplement.

The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors

When we refer to the market value of your notes, we mean the value that you could receive for your notes if you chose to sell them in the open market before the stated maturity date.  A number of factors, many of which are beyond our control, will influence the market value of your notes, including:

•	the level of the underlier;
•	the volatility — i.e., the frequency and magnitude of changes — in the underlier level;

•

economic, financial, regulatory, political, military, public health and other events that affect commodity markets generally and the market segments of which crude oil is a part, and which may affect the level of the underlier;

•	interest rates and yield rates in the market;
•	the time remaining until your notes mature; and
•

our creditworthiness and the creditworthiness of The Goldman Sachs Group, Inc., whether actual or perceived, including actual or anticipated upgrades or downgrades in our credit ratings or the credit ratings of The Goldman Sachs Group, Inc. or changes in other credit measures.

Without limiting the foregoing, the market value of your notes may be negatively impacted by increasing interest rates. Such adverse impact of increasing interest rates could be significantly enhanced in notes with longer-dated maturities, the market values of which are generally more sensitive to increasing interest rates.

These factors will influence the price you will receive if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction.  If you sell your notes before maturity, you may receive less than the face amount of your notes.

You cannot predict future changes in the underlier level based on historical changes in the underlier level.  The actual changes in the underlier level over the life of the notes, as well as the amount payable on the stated maturity date, may bear little or no relation to the historical underlier levels or to the hypothetical return examples shown elsewhere in this pricing supplement.

If the Level of the Underlier Changes, the Market Value of Your Notes May Not Change in the Same Manner

Your notes may trade quite differently from changes in the underlier level.  Changes in the underlier level may not result in a comparable change in the market value of your notes.  We discuss some of the reasons for this disparity under “— The Market Value of Your Notes May Be Influenced by Many Unpredictable Factors” above.

You Have No Rights with Respect to Any Underlier Commodity or Rights to Receive Any Underlier Commodity

Investing in your notes will not make you a holder of any underlier commodity or in a collective investment vehicle that invests in the foregoing. Neither you nor any other holder or owner of your notes will have any rights with respect to such underlier commodities. Your notes will be paid in cash, and you will have no right to receive delivery of any commodities.

If You Purchase Your Notes at a Premium to Face Amount, the Return on Your Investment Will Be Lower Than the Return on Notes Purchased at Face Amount and the Impact of Certain Key Terms of the Notes Will be Negatively Affected

The cash settlement amount will not be adjusted based on the issue price you pay for the notes. If you purchase notes at a price that differs from the face amount of the notes, then the return on your investment in such notes held to the stated maturity date will differ from, and may be substantially less than, the return on notes purchased at face amount. If you purchase your notes at a premium to face amount and hold them to the stated maturity date the return on your investment in the notes will be lower than it would have been had you purchased the notes at face amount or a discount to face amount.

Your Notes May Not Have an Active Trading Market

Your notes will not be listed or displayed on any securities exchange or included in any interdealer market quotation system, and there may be little or no secondary market for your notes.  Even if a secondary market for your notes develops, it may not provide significant liquidity and we expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and ask prices for your notes in any secondary market could be substantial.

Additional Risks Related to the Underlier

It Is Difficult to Predict What Effect Higher and Lower Future Prices of Commodities Included in the Underlier Relative to Their Current Prices May Have on Its Value

The underlier is composed of commodity futures contracts rather than physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that comprise the underlier approach expiration, they are replaced by similar contracts that have a later expiration. Thus, for example, a futures contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October may be replaced by a contract for delivery in December. This process is referred to as “rolling”.

If the market for these contracts is in “backwardation,” which means that the prices are lower in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is lower than the sale price of the October contract. Conversely, if the market for these contracts is in “contango,” which means that the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the December contract would take place at a price that is higher than the sale price of the October contract. The difference between the prices of the two contracts when they are rolled is sometimes referred to as a “roll yield”, and the change in price that contracts experience while they are components of the underlier is sometimes referred to as a “spot return”. An investor in the underlier cannot receive either the roll yield or the spot return separately. The presence of contango in the commodity markets could result in negative roll yields, which could adversely affect the value of the underlier. Because of the potential effects of negative roll yields, it is possible for the value of the underlier to decrease significantly over time even when the near-term or spot prices of underlying commodities are stable or increasing. It is also possible, when near-term or spot prices of the underlying commodities are decreasing, for the value of the underlier to decrease significantly over time even when some or all of the constituent commodities are experiencing backwardation.

Certain underlying commodities included in the underlier, such as gold, have historically traded in contango markets and the underlier has experienced periods in which many of these commodities are in contango. Although certain of the commodity futures contracts included in the underlier have historically experienced periods of backwardation, it is possible that such backwardation will not be experienced in the future.

The Underlier Sponsor May Be Required to Replace a Designated Contract If the Existing Commodities Contract Is Terminated or Replaced

A commodity contract known as a “designated contract” has been selected as the reference contract for each of the physical commodities underlying the underlier. Data concerning this designated contract will be used to calculate the underlier. If a designated contract were to be terminated or replaced in accordance with the rules described under “The Underlier” in this pricing supplement, a comparable commodity contract may be selected by the underlier sponsor, if available, to replace that designated contract. The termination or replacement of any designated contract may have an adverse impact on the value of the underlier.

Data Sourcing and Calculation Risks Associated with the Underlier May Adversely Affect the Market Price of the Notes

Because the notes are linked to the underlier, which is composed of exchange-traded futures contracts only on commodities, it will be less diversified than other funds or investment portfolios investing in a broader range of products and, therefore, could experience greater volatility. Additionally, the annual composition of the underlier will be recalculated in reliance upon historic price, liquidity and production data that are subject to potential errors in data sources or other errors that may affect the weighting of the underlier commodities. Any discrepancies that require revision are not applied retroactively but will be reflected in the weighting calculations of the underlier for the following period. Additionally, BISL may not discover every discrepancy.

Furthermore, the weightings for the underlier are determined by BISL, which has a significant degree of discretion in exercising its supervisory duties with respect to the underlier. This discretion would permit, among other things, changes to the composition of the underlier or changes to the manner or timing of the publication of the values of such underlier, at any time during the year if BISL deemed the changes necessary in light of factors that include, but are not limited to (i) changes in liquidity of the underlier commodities that are included in the underlier or (ii) changes in legal, regulatory, sourcing or licensing matters relating to publication or replication of the underlier. In particular, without limitation, BISL’s access and rights to use data in connection with calculating, publishing and licensing the underlier remain subject to the ongoing consent of the sources of such data (including, without limitation, exchanges), which consent can be revoked at any time. Further, the sources of such data reserve the right to revise the terms and conditions of access and use of their data upon notice to BISL. BISL has reserved the right to modify the composition of the underlier on an as needed basis to minimize the impact of any loss of access to or revised terms of use with respect to such source data on the underlier.

Changes in the Composition and Valuation of the Underlier, or Discontinuation or Modification of the Underlier, May Adversely Affect the Value of Your Notes

The composition of the underlier may change over time, as additional commodity contracts satisfy the eligibility criteria of the underlier or commodity contracts currently included in the underlier fail to satisfy such criteria and those changes could impact the composition of the underlier. A number of modifications to the methodology for determining the contracts to be included in the underlier, and for valuing the underlier, have been made in the past several years and further modifications may be made in the future. Such changes could adversely affect the value of your notes.

As described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 2,014, if the calculation agent determines that the changes to the underlier are fundamental in nature, the calculation agent may make such adjustments in the rules of the underlier or the method of its calculation as it believes are appropriate so that the final underlier level calculated based on the modified index and then-current index methodology, is equitable. It is possible, however, that such changes will adversely affect the value of your notes when compared with a structure in which the calculation agent would not have had such discretion.

In the event that the underlier sponsor discontinues publication of the underlier, the calculation agent may calculate the underlier level during the remaining term of your notes as described under “Supplemental Terms of Your Notes — Discontinuance or Modification of the Underlier” in the accompanying commodity terms supplement no. 2,014. Because such calculation will, in that event, no longer be based on the underlier sponsor’s calculation of the underlier, it is possible that the value of your notes will be adversely affected when compared to the situation in which the underlier were still being published.

The Return on Your Notes Is Based on an Underlier That Reflects Excess Return, Not Total Return

The return on your notes is based on the performance of the underlier, which, as discussed below, reflects the returns that are potentially available through an unleveraged investment in the underlier commodities. It is not, however, linked to a “total return” index, which, in addition to reflecting those returns, would also reflect interest that could be earned on funds committed to the trading of the underlier commodities. The return on your notes will not include such a total return feature or interest component.

Commodity Prices as Well as the Underlier Commodities May Change Unpredictably, Affecting the Value of Your Notes in Unforeseeable Ways

Commodity prices as well as the underlier commodities are affected by a variety of factors, including weather, governmental programs and policies, national and international political, military, terrorist and economic events, changes in interest and exchange rates and trading activities in commodities and related contracts. These factors may affect the levels of the underlier and the value of your notes in varying ways, and different factors may cause the value of different underlier commodities and the volatilities of their prices, to move in inconsistent directions and at inconsistent rates.

The Underlier May in the Future Include Contracts That Are Not Traded on Regulated Futures Exchanges

The underlier was originally based solely on futures contracts traded on regulated futures exchanges (referred to in the United States as “designated contract markets”). At present, the underlier is composed exclusively of regulated futures contracts. As described below, however, the underlier may in the future include over-the-counter contracts (such as swaps and forward contracts) traded on trading facilities that are subject to lesser degrees of regulation or, in some cases, no substantive regulation. As a result, trading in such contracts, and the manner in which prices and volumes are reported by the relevant trading facilities, may not be subject to the provisions of, and the protections afforded by, the U.S. Commodity Exchange Act, or other applicable statutes and related regulations, that govern trading on regulated U.S. futures exchanges, or similar statutes and regulations that govern trading on regulated U.K. futures exchanges. In addition, many electronic trading facilities have only recently initiated trading and do not have significant trading histories. As a result, the trading of contracts on such facilities, and the inclusion of such contracts in the underlier, may be subject to certain risks not presented by U.S. or U.K. exchange-traded futures contracts, including risks related to the liquidity and price histories of the relevant contracts.

Commodities-Related Litigation and Regulatory Investigations Could Affect Prices for Futures Contracts, Which Could Adversely Affect Your Notes

The underlier is comprised of 23 commodity futures contracts, including three metals contracts that trade on the London Metal Exchange (aluminum, nickel and zinc) and three metals contracts that trade on COMEX (copper, gold and silver). An increased focus on price setting and trading prices by regulators and exchanges recently has resulted in a number of changes to the ways in which prices are determined, including prices for commodities and futures contracts. This increased focus also resulted in the publication of standards for benchmark setting by the International Organization of Securities Commissions. Regulators have investigated possible manipulation of the trading prices of certain commodities underlying the underlier by a number of firms, including us, and may in the future raise similar questions.  In addition, private litigation alleging manipulation of the trading prices of certain commodities underlying the underlier is ongoing against a number of firms, including us.

For example, with respect to aluminum, in lawsuits in which affiliates or former affiliates of ours are among the named defendants, the plaintiffs asserted antitrust violations alleging that certain practices relating to the storage of that commodity had the effect of artificially increasing the price for physical settlement in that commodity. Any industry investigations and litigation may result in further review by exchanges and regulators of the methods by which commodities prices and futures contract prices are determined and the manner in which they are traded and changes to those methods. In addition, changes to other commodity-related activities, such as storage facilities and delivery methods, may also occur. If any of these changes occur, the prices of the futures contracts in the underlier may be affected, which may thereby adversely affect the level of the underlier and your notes.

In addition, if alleged trading price manipulation or other alleged conduct that may have artificially affected prices has occurred or is continuing, certain published commodity prices and futures contract prices (including historical prices) may have been, or may be in the future, artificially lower (or higher) than they would otherwise have been. Any such artificially lower (or higher) prices could have an adverse impact on the underlier and any payments on, and the value of, your notes and the trading market for your notes.

Risks Related to Tax

Your Notes May Be Subject to an Adverse Change in Tax Treatment in the Future

The tax consequences of an investment in your notes are uncertain, both as to the timing and character of any inclusion in income in respect of your notes.

The Internal Revenue Service announced on December 7, 2007 that it is considering issuing guidance regarding the tax treatment of an instrument such as your notes, and any such guidance could adversely affect the value and the tax treatment of your notes. Among other things, the Internal Revenue Service may decide to require the holders to accrue ordinary income on a current basis and recognize ordinary income on payment at maturity, and could subject non-U.S. investors to withholding tax.  Furthermore, in 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.  We describe these developments in more detail under “Supplemental Discussion of U.S. Federal Income Tax Consequences – United States Holders – Possible Change in Law” on page PS-31 below. You should consult your tax advisor about this matter. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described under “Supplemental Discussion of U.S. Federal Income Tax Consequences” on page PS-30 below unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate. Please also consult your tax advisor concerning the U.S. federal income tax and any other applicable tax consequences to you of owning your notes in your particular circumstances.

Foreign Account Tax Compliance Act (FATCA) Withholding May Apply to Payments on Your Notes, Including as a Result of the Failure of the Bank or Broker Through Which You Hold the Notes to Provide Information to Tax Authorities

Please see the discussion under “United States Taxation — Taxation of Debt Securities — Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus for a description of the applicability of FATCA to payments made on your notes.

THE UNDERLIER

The Bloomberg Commodity IndexSM, or the index, is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the index therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The index reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the index. The index is calculated, administered and published by Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”).

Questions and Answers

The following is a brief question and answer section on selected topics.

How Is a Commodity Index Different From an Equity Index?

Although the index tracks the performance of the commodity markets in a manner generally similar to the way in which an index of equity securities tracks the performance of the stock market, there are important differences between a commodity index and an equity index. First, an equity index typically weights the stocks in the index based on market capitalization, a concept that has no applicability to a commodity index. In contrast, the commodities included in the index are weighted based on their liquidity levels and their dollar-adjusted production levels, subject to certain percentage restrictions for diversification of commodities included in the index. Second, unlike stocks, commodity contracts expire periodically and, in order to maintain an investment in commodity contracts, it is necessary to liquidate such commodity contracts before they expire and establish positions in longer-dated commodity contracts. This feature of the index, which is discussed below, has important implications for changes in the value of the index.

What Is a Commodity Futures Contract?

A commodity contract is an agreement either to buy or sell a set amount of a physical commodity at a predetermined price and delivery period (which is generally referred to as “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in commodity contracts is correlated with, but different from, the return on buying and holding physical commodities. The index currently is comprised solely of commodity futures contracts on physical commodities traded on regulated trading facilities. However, it is possible that the index will in the future include swaps or other derivatives that are cleared through a centralized clearing house.

Why Does the Index Track Commodity Contracts And Not Physical Commodities?

While holding an inventory of physical commodities may have certain economic benefits (for example, a refinery could use a reserve of crude oil for the continuation of its operations), it also poses administrative burdens and costs, including those arising from the need to store or transport physical commodities. These requirements and costs may prove unattractive to investors who are interested solely in the price movement of commodities. Commodity contracts permit an investor to obtain exposure to the prices of commodities without directly incurring these requirements and costs. However, an investor in commodity contracts, or in an index of commodity contracts, can be indirectly exposed to these costs, which may be reflected in the prices of the commodity contracts and therefore in the index level. In addition, the fact that commodity contracts have publicly available prices allows calculation of an index based on these prices. The use of commodity contracts, therefore, allows the index to separate the exposure to price changes from the ownership of the underlying physical commodity, and thus allow participation in the upside and downside movement of commodity prices independently of the physical commodity itself.

How Are the Commodity Contracts Weighted?

The relative weightings of the designated contracts that are eligible for inclusion in the index are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, which means that the weight of each commodity contract included in the index is determined by reference to five-year average trading volumes (as adjusted) and historical price information (as adjusted) and the five-year average of annual world production figures (the most recent five years for which data is available). The commodity liquidity percentage and the commodity production percentage are then combined to establish an interim “commodity index percentage” for each designated contract. The interim percentage is then adjusted in accordance with certain diversification rules established by the index methodology, and contracts weighted lower than 0.4% are removed from the index.

Can the Contracts Included in the Index and/or Their Weightings Be Changed over Time?

Yes. At present, commodities are selected that are believed to be sufficiently significant to the world economy to merit consideration and be tradable through a qualifying related futures contract. The index is reconstituted and rebalanced each year in January on a price-percentage basis. The annual constitution and weightings for the index are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee. Once approved, the new composition of the index is publicly announced, and takes effect in the month of January immediately following the announcement. For further information with respect to changes in the composition of the index, refer to “— Bloomberg Commodity IndexSM — Composition of the Bloomberg Commodity IndexSM” below.

If the Price of the Underlying Physical Commodities Goes Up, Will the Index Level, Therefore, Also Go Up?

Not necessarily, for two reasons:

First, your notes are linked to the performance of the commodity contracts included in the index, rather than individual physical commodities themselves. Changes in the prices of commodity contracts should generally track changes in the prices of the underlying physical commodities, but, as described above under “— Why Does the Index Track Commodity Contracts And Not Physical Commodities?”, the prices of commodity contracts might from time to time move in ways or to an extent that differ from movements in physical commodity prices. Therefore, you may observe prices of a particular commodity going up and the index level not changing in the same way.

Second, because commodity contracts have expiration dates – i.e., dates upon which trading of the commodity contract ceases, there are certain adjustments that need to be made to the index in order to retain an investment position in the commodity contracts. These adjustments, which are described below and primarily include the mechanic of “rolling,” may have a positive or negative effect on the level of the index. As a result, these adjustments may, in certain instances, cause a discrepancy between the performance of the index and the performance of the underlying commodity contracts.

Does the Index Have a Total Return Feature?

No. The return on your notes is based on the performance of the index, which reflects the returns that are potentially available through an unleveraged investment in commodity contracts included in the index. The index thus reflects excess return and is not linked to a “total return” index, which in addition to reflecting the returns from such an unleveraged investment in commodity contracts, would also reflect interest that could be earned on a hypothetical fully collateralized investment. The index does not include such a total return feature or interest component.

What Does “Rolling” a Commodity Contract Mean?

Since any commodity contract has a predetermined expiration date on which trading of the commodity contract ceases, holding a commodity contract until expiration will result in delivery of the underlying physical commodity or the requirement to make or receive a cash settlement. “Rolling” the commodity contracts, i.e., (i) selling near-dated (i.e., commodity contracts that are nearing expiration) commodity contracts before they expire and (ii) buying longer-dated contracts (i.e., commodity contracts that have an expiration date further in the future), allows an investor to maintain an investment position in commodities without receiving delivery of physical commodities or making or receiving a cash settlement.

The index replicates an actual investment in commodity contracts, and therefore takes into account the need to roll the commodity contracts included in the index, and reflects the effects of this rolling. Specifically, as a commodity contract included in the index approaches expiration, the index is calculated as if the commodity contract in the lead delivery month is sold and the proceeds of that sale are used to purchase a commodity contract of equivalent value in the next delivery month designated pursuant to the index methodology. If the price of the designated commodity contract is lower than the price of the commodity contract then included in the index, the “rolling” process results in a greater quantity of the second commodity contract being acquired for the same value.

Conversely, if the price of the designated commodity contract is higher than the price of the contract then included in the index, the “rolling” process results in a smaller quantity of the designated commodity contract being acquired for the same value.

What Do “Contango” and “Backwardation” Mean?

When the price of a near-dated commodity contract is greater than that of a longer-dated commodity contract, the market for such contracts is referred to as in “backwardation”. On the other hand, the market is referred to as in “contango” when the price of a near-dated commodity contract is less than that of a longer-dated commodity contract. “Rolling” commodity contracts in a backwardation or contango market can affect the level of the index.

How Does Rolling Affect the Level of the Index?

“Rolling” can affect the index in the following two ways:

First, if, as described under “What Does “Rolling” a Commodity Contract Mean?” above, if the index theoretically owns more commodity contracts as a result of the rolling process (albeit at a lower price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be greater than if the index had owned the same number of commodity contracts as before the rolling process. Conversely, if the index theoretically owns fewer commodity contracts as a result of the rolling process (albeit at a higher price), the gain or loss on the new position for a given movement in the prices of the commodity contracts will be less than if the index had owned the same number of commodity contracts as before the rolling process. Therefore, these differentials in the quantities of contracts sold and purchased may have a positive or negative effect on the level of the index (measured on the basis of its dollar value).

Second, the index theoretically sells a near-dated commodity contract when it gets close to expiry and buys the longer-dated commodity contract. In a contango market, longer-dated commodity contracts are at higher prices than the near-dated commodity contracts. In the absence of significant market changes, the prices of the longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) decrease over time as they near expiry. This expected decrease in price of these longer-dated commodity contracts as they near expiry can potentially cause the level of the index to decrease. In a backwardation market, where the prices of near-dated commodity contracts are greater than the prices of longer-dated commodity contracts, the price of longer-dated commodity contracts which the index theoretically buys and holds are expected to (but may not) increase as they near expiry. However, there are a number of different factors affecting the index level (as described below in “What Factors Affect the Calculation of the Level of the Index Other than Rolling?”).

How May the Effects of Rolling Be Mitigated?

As stated above, the trend in the prices of the commodity contracts may mitigate the effects of rolling. Also, because the index is made up of different types of commodity contracts, each of those commodity contracts may be in a different type of market, either contango or backwardation, and therefore may offset any losses and gains attributable to rolling.

What Factors Affect the Calculation of the Level of the Index Other than Rolling?

The value of the index on any index business day is determined by making certain adjustments to the value of the index on the immediately preceding index business day, based mainly on the performance of the commodity contracts. The factors affecting the scale of such adjustment, other than the effect of the rolling of the commodity contracts, are: (i) the price of the commodity contracts included in the index, (ii) the weight of each commodity contract in the index and (iii) the diversification rules for determining the weights of the commodity contracts included in the index.

The price of the commodity contracts reported by the relevant trading facilities expose the index to price volatility. The weight of each contract in the index will be determined annually based on the liquidity of the underlying commodity contracts, the production of the underlying physical commodity and the percentage restrictions for the diversification of the commodities included in the index.

Can We Assume That Any of Such Factors Will Have a Direct and Linear Effect on the Level of the Index?

No, because these factors are interrelated in complex ways and affect the performance of the commodity contracts comprising the index and, therefore, may offset each other in calculation of the level of the index. For example, a negative price performance in energy sector contracts, which collectively have the largest production weights, may completely eliminate a positive price performance in livestock contracts, which collectively have the smallest production weights. Therefore, you should not assume any one of these factors, the effect of rolling or any other factors (e.g., the positive price movement of any underlying physical commodity) will have a direct and linear effect on the performance of the commodity contracts and the level of the index at any given time. The level of the index, and therefore the amount payable on your notes, may decline even when one or more of such factors are favorable, due to the reasons explained in this subsection entitled “Questions and Answers”.

Where Can Additional Information on the Index Be Obtained?

For information about recent levels of the index, please read the subsection entitled “— Historical Closing Levels of the Index” below. For further explanation on the index methodologies, please refer to “— Bloomberg Commodity IndexSM — Composition of the Bloomberg Commodity IndexSM” below.

Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is an index tracking the performance of a weighted basket of futures contracts on certain physical commodities. The level of the Bloomberg Commodity IndexSM therefore goes up or down depending on the overall performance of such weighted basket of commodity futures contracts. The Bloomberg Commodity IndexSM reflects the excess returns that are potentially available through an unleveraged investment in the commodities that are included in the Bloomberg Commodity IndexSM as described below. The index is calculated, administered and published by Bloomberg Index Services Limited (“BISL” and collectively with its affiliates, “Bloomberg”).

Bloomberg has no obligation to continue to publish, and may discontinue publication of, the Bloomberg Commodity IndexSM.

Neither we nor any of our affiliates made any due diligence inquiry with respect to the Bloomberg Commodity IndexSM or make any representation that any public information regarding the Bloomberg Commodity IndexSM or the index sponsor is accurate or complete.

Overview

The Bloomberg Commodity IndexSM is calculated on an excess return basis by BISL.  UBS Securities LLC transferred governance, calculation, distribution and licensing functions for the Bloomberg Commodity IndexSM to Bloomberg in 2014 and the Bloomberg Commodity IndexSM was rebranded from the “Dow Jones UBS-Commodity IndexSM” to the “Bloomberg Commodity IndexSM”.  Bloomberg acquired the index in September 2020.

The Bloomberg Commodity IndexSM currently is composed of the prices of twenty-three exchange-traded contracts on twenty-one physical commodities.  An exchange-traded commodity contract is a bilateral agreement providing for the purchase and sale of a specified type and quantity of a commodity or financial instrument during a stated delivery month for a fixed price.  The commodities included in the Bloomberg Commodity IndexSM for 2021 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The Bloomberg Commodity IndexSM Governance, Audit and Review Structure.  BISL uses two primary committees to provide overall governance and oversight of its benchmark administration activities:

•

The product, risk and operations committee provides direct governance and is responsible for the first line of controls over the creation, design, production and dissemination of benchmark indices, strategy indices and fixings administered by BISL, including the Bloomberg Commodity IndexSM. The product, risk and operations committee is composed of Bloomberg personnel with significant experience or relevant expertise in relation to financial benchmarks. Meetings are attended by Bloomberg legal & compliance personnel. Nominations and removals are subject to review by Bloomberg’s benchmark oversight committee, discussed below.

•

The oversight function is provided by the benchmark oversight committee. The benchmark oversight committee is independent of the product, risk and operations committee and is responsible for reviewing and challenging the activities carried out by the product, risk and operations committee. In carrying out its oversight duties, the benchmark oversight committee receives reports of management information both from the product, risk and operations committee as well as Bloomberg legal and compliance members engaged in second level controls.

On a quarterly basis, the product, risk and operations committee reports to the benchmark oversight committee on governance matters, including but not limited to client complaints, the launch of new benchmarks, operational incidents (including errors & restatements), major announcements and material changes concerning the benchmarks, the results of any reviews of the benchmarks (internal or external) and material stakeholder engagements.

As described in more detail below, the Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January with respect to relative liquidity and production percentages.  The composition and annual weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee.  Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

Set forth below is a summary of the composition of, and the methodology used to calculate, the Bloomberg Commodity IndexSM as of the date of this pricing supplement.  The methodology for determining the composition and weighting of the Bloomberg Commodity IndexSM and for calculating its level is subject to modification in a manner consistent with the purposes of the Bloomberg Commodity IndexSM, as described below.  BISL makes the official calculation of the level of the Bloomberg Commodity IndexSM.

Additional information about the Bloomberg Commodity IndexSM is available on the following website: bloombergindexes.com/.  We are not incorporating by reference the website or any material it includes into this pricing supplement.

GS&Co. and/or certain of its affiliates will trade the contracts comprising the Bloomberg Commodity IndexSM, as well as the underlying commodities and other derivative instruments thereon, for their proprietary accounts and other accounts under their management.  GS&Co. and/or certain of its affiliates may underwrite or issue other securities or financial instruments linked to the Bloomberg Commodity IndexSM and related indices.  These activities could present certain conflicts of interest and could adversely affect the level of the Bloomberg Commodity IndexSM.  There may be conflicts of interest between you and GS&Co.

Composition of the Bloomberg Commodity IndexSM

Commodities Available for Inclusion in the Bloomberg Commodity IndexSM.

Commodities are selected for the Bloomberg Commodity IndexSM that are believed to be both sufficiently significant to the world economy to merit consideration and that are tradable through a qualifying related futures contract. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the London Metals Exchange (“LME”) and the contract for Brent Crude Oil and Low Sulphur Gas Oil, each of the commodities is the subject of at least one futures contract that trades on a U.S. exchange.  Twenty-five commodities are considered to be eligible for inclusion in the Bloomberg Commodity IndexSM.  They are: aluminum, cocoa, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lead, lean hogs, live cattle, low sulphur gas oil, natural gas, nickel, platinum, silver, soybean meal, soybean oil, soybeans, sugar, tin, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

The twenty-one commodities represented in the Bloomberg Commodity IndexSM for 2021 are: aluminum, coffee, copper, corn, cotton, crude oil (WTI crude and Brent crude), gold, ultra-low-sulfur diesel (heating oil), lean hogs, live cattle, low sulfur gas oil, natural gas, nickel, silver, soybean meal, soybean oil, soybeans, sugar, unleaded gasoline, wheat (Soft (Chicago) wheat and Hard Red Winter (Kansas City) wheat) and zinc.

Designated Contracts for Each Commodity.  One or more commodity contracts known as “designated contracts” are selected by BISL for each commodity.  With the exception of several LME contracts, which are traded in London, low sulphur gas oil, which is traded on the ICE Futures Europe, in London, crude oil, for which two designated contracts have been selected, and wheat for which two designated contracts that are traded in North America have been selected, BISL selects for each index commodity one commodity contract that is traded in North America and denominated in U.S. dollars.  Data concerning the designated contracts will be used to calculate the Bloomberg Commodity IndexSM.  It is possible that BISL will in the future select more than one designated contract for additional commodities or may select designated contracts that are traded outside of the United States or in currencies other than the U.S. dollar.  For example, in the event that changes in regulations concerning position limits materially affect the ability of market participants to replicate the Bloomberg Commodity IndexSM in the underlying futures markets, it may become appropriate to include multiple designated contracts for one or more commodities (in addition to crude oil and wheat) in order to enhance liquidity.  The termination or replacement of a commodity contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable commodity contract would be selected, if available, to replace the designated contract.

The following table sets forth the designated contracts for the commodities included in the Bloomberg Commodity IndexSM as of the date of this document, along with their respective Final Commodity Index Percentages (“CIPs”) (Target Weights) for 2021, as published by the index sponsor. Actual percentages on any business day may vary from the Target Weights due to market price fluctuations.

Commodity	Designated Contract	Trading Facility	2021 Final Commodity Index Percentages (%)
Aluminum	High Grade Primary Aluminum	LME	4.2083970%
Coffee	Coffee “C”	ICE Futures U.S.	2.7366190%
Copper	Copper	COMEX	5.3937680%
Corn	Corn	CBOT	5.5866490%
Cotton	Cotton No. 2	ICE Futures U.S.	1.5110980%
WTI Crude Oil	Light, Sweet Crude Oil	NYMEX	8.1448320%
Brent Crude Oil	Oil (Brent Crude Oil)	ICE Futures Europe	6.8551680%
Gold	Gold	COMEX	14.6459560%
Ultra-Low-Sulfur Diesel (heating oil)	ULS Diesel (HO)	NYMEX	2.0820140%
Lean Hogs	Lean Hogs	CME	1.7263950%
Live Cattle	Live Cattle	CME	3.8464030%
Low Sulphur Gas Oil	Low Sulphur Gas Oil (QS)	ICE Futures Europe	2.6415190%
Natural Gas	Henry Hub Natural Gas	NYMEX	8.0720060%
Nickel	Primary Nickel	LME	2.7139540%
Silver	Silver	COMEX	4.3539140%
Soybean Meal	Soybean Meal	CBOT	3.5987640%
Soybean Oil	Soybean Oil	CBOT	3.1955900%
Soybeans	Soybeans	CBOT	5.8174090%
Sugar	Sugar No. 11	ICE Futures U.S.	2.9870850%
Unleaded Gasoline	Reformulated Blendstock for Oxygen Blending (RBOB) Gasoline	NYMEX	2.1791840%
Wheat (Chicago)	Soft Wheat	CBOT	2.8850050%
Wheat (Kansas City HRW)	Hard Red Winter Wheat	CBOT	1.5713880%
Zinc	Special High Grade Zinc	LME	3.2468830%

Commodity Groups. For purposes of applying the diversification rules discussed above and below, the commodities available for inclusion in the Bloomberg Commodity IndexSM are assigned to “commodity groups”.  The commodity groups, and the commodities currently included in each commodity group, are as follows:

Commodity Group	Commodity
Energy:	Crude Oil (WTI and Brent)
ULS Diesel (HO)
Low Sulphur Gas Oil
Natural Gas
Unleaded Gasoline (RBOB)
Precious Metals:	Gold
Platinum
Silver
Industrial Metals:	Aluminum
Copper
Lead
Nickel
Tin
Zinc
Livestock:	Live Cattle
Lean Hogs
Grains:	Corn
Soybeans
Soybean Meal
Soybean Oil
Wheat (Chicago and KC HRW)
Softs:	Cocoa
Coffee
Cotton
Sugar

The Bloomberg Commodity IndexSM also includes primary (base commodities that are not principally derived or produced from other commodities) and derivative commodities (commodities that are principally derived or produced from other commodities).  Adjustments are made to avoid the “double-counting” of primary commodities that would result if primary commodities and derivative commodities were viewed as wholly separate categories.  BISL, as index administrator, may determine that other index commodities qualify as derivative commodities in the future, resulting in similar adjustments.  The current primary and derivative commodities are:

Primary Commodity	Derivative Commodities
Crude Oil (WTI and Brent)	ULS Diesel, RBOB Gasoline and Low Sulphur Gas Oil
Soybeans	Soybean Oil and Soybean Meal

Annual Reconstitution and Rebalancing of the Bloomberg Commodity IndexSM

The Bloomberg Commodity IndexSM is reconstituted and rebalanced each year in January on a price-percentage basis.  The annual constitution and weightings for the Bloomberg Commodity IndexSM are determined each year by BISL employees operating within the product, risk and operations committee under the oversight of the benchmark oversight committee.  Once approved, the new composition of the Bloomberg Commodity IndexSM is publicly announced, and takes effect in the month of January immediately following the announcement.

Determination of Relative Weightings.  The relative weightings of the designated contracts that are eligible for inclusion in the Bloomberg Commodity IndexSM are determined annually according to both liquidity and dollar-adjusted production data in 2/3 and 1/3 shares, respectively.  Each year, for each designated contract eligible for inclusion in the Bloomberg Commodity IndexSM, liquidity is measured by the commodity liquidity percentage (which we refer to as the CLP) and production by the commodity production percentage (which we refer to as the CPP).  The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Bloomberg Commodity IndexSM, except that LME volume is divided by three in order to make a more appropriate comparison to U.S. exchange data and that the COMEX price and the LME volume is used for copper, which requires adjusting the COMEX prices to metric tons.  In contrast to U.S. futures, which are typically listed on a monthly or bimonthly basis and trade only during specific hours, LME contracts can be traded over-the-counter, 24 hours a day, for value on any business day within a three-month window extending out from spot.  In addition, LME contracts can be traded for settlement on the third Wednesday of each month extending out 27 months from the date the contract is made.  Accordingly, historical data comparable to that of U.S. futures contracts is not available for these LME contracts and certain adjustments to the available data are made for purposes of calculating this component of the Bloomberg Commodity IndexSM.  In particular, LME contracts that trade on the third Wednesday of each month will serve as a proxy for U.S. futures contracts.  The calculation of the Bloomberg Commodity IndexSM utilizes the LME contracts that trade on the third Wednesday of every other month, starting with January.

The CPP is determined for each designated contract by taking a five-year average of annual world production figures (the most recent five years for which data is available), adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all designated contracts.  Data for derivative commodities is not included in production data to avoid double-counting and, where there are multiple designated contracts for a particular commodity, the production data is allocated at this stage to only one designated contract also to avoid double-counting.  Production weightings are allocated among derivative commodities and primary commodities, and between multiple contracts where applicable, before the final weightings are determined.  In addition, for natural gas, only North American production is used.

The CLP and the CPP are then combined (using a ratio of 2/3 CLP plus 1/3 CPP) to establish an interim commodity index percentage for each designated contract.  The Bloomberg Commodity IndexSM is designed to provide diversified exposure to commodities as an asset class.  To ensure that no single commodity or commodity sector dominates the Bloomberg Commodity IndexSM, the following diversification rules are applied to the annual reweighting and rebalancing of the Bloomberg Commodity IndexSM as of January of the applicable year:

•

No designated contract may constitute less than 0.4% of the Bloomberg Commodity IndexSM; designated contracts which constitute less than 0.4% of the Bloomberg Commodity IndexSM will be removed from the Bloomberg Commodity IndexSM.

•

No single commodity together with its derivatives (together, a “commodity sector”) (e.g., crude oil together with ULS Diesel and unleaded gasoline or soybeans together with soybean meal and soybean oil), may constitute more than 25% of the Bloomberg Commodity IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

•

No single commodity (e.g., natural gas or silver) may constitute more than 15% of the Bloomberg Commodity IndexSM (note that both crude oil designated contracts and both wheat designated contracts are considered together as one commodity for this purpose). Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

•

No related group of commodities designated as a “commodity group” above (e.g., energy, precious metals, livestock, or grains) may constitute more than 33% of the Bloomberg Commodity IndexSM. Any excess weight is generally allocated equally to other commodities not affected by this rule, while treating commodity sectors as one asset when distributing the excess.

•

Gold and silver will be given a weight equal to their CLPs (subject to the 25% commodity sector and 15% commodity limits). The sum of the difference between weights based on the interim percentage and the weights based on the CLPs generally will be subtracted from the other commodity sectors equally, while treating commodity sectors as one asset when subtracting the excess.

•

No single commodity (e.g., natural gas, silver) may constitute less than 2% of the Bloomberg Commodity IndexSM. If one or more single commodities have a weight less than 2% of the Bloomberg Commodity IndexSM, the sum of the difference between the 2% and the actual weights generally will be subtracted from the other designated contracts equally and reallocated so that no single commodity has a weight less than 2%.

•

The ratio of the interim percentage to the CLP for a designated contract may not exceed 3.5:1. The excess weight for all affected designated contracts is aggregated, and is generally allocated equally to other commodities with such a ratio below a certain number, currently set at 2.0.

Following the annual reconstitution and rebalancing of the Bloomberg Commodity IndexSM in January, the percentage of any single commodity or group of commodities at any time prior to the next reconstitution or rebalancing will fluctuate and may exceed or be less than the percentages set forth above.

Commodity Index Multipliers.  Following application of the diversification rules discussed above, the target weights are incorporated into the Bloomberg Commodity IndexSM by calculating the new unit weights for each designated contract included in the Bloomberg Commodity IndexSM.  On the fourth Bloomberg Commodity IndexSM business day of the year, the target weights, along with the settlement values on that date for designated contracts included in the Bloomberg Commodity IndexSM, are used to determine a commodity index multiplier (which we refer to as the CIM) for each designated contract included in the Bloomberg Commodity IndexSM.  This CIM is used to achieve the percentage weightings of the commodities included in the Bloomberg Commodity IndexSM, in U.S. dollar terms, indicated by their respective target weights.  After the CIMs are calculated, they remain fixed throughout the year.  As a result, the observed price percentage of each commodity included in the Bloomberg Commodity IndexSM will float throughout the year, until the CIMs are reset the following year based on new target weights.  A “Bloomberg Commodity IndexSM business day” refers to a day on which the sum of the CIPs for those index commodities that are open for trading is greater than 50%.

Calculations

The Bloomberg Commodity IndexSM is calculated on an excess return basis. BISL calculates the Bloomberg Commodity IndexSM by applying the impact of the changes to the prices of futures contracts included in the Bloomberg Commodity IndexSM (based on their relative weightings).  Once the CIMs are determined as discussed above, the calculation of the Bloomberg Commodity IndexSM is a mathematical process whereby the CIMs for the commodities included in the Bloomberg Commodity IndexSM are multiplied by respective prices in U.S. dollars for the applicable designated contracts.  These products are then summed.  The percentage change in this sum is then applied to the immediately preceding index value to calculate the then current index value.

The Bloomberg Commodity IndexSM Is a Rolling Index. The Bloomberg Commodity IndexSM is composed of futures contracts rather than physical commodities.  Unlike equities, which typically entitle the holder to a continuing stake in a corporation, futures contracts normally specify a certain date for the delivery of the underlying physical commodity.  In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically contracts on physical commodities specifying delivery on a nearby date must be sold and contracts on physical commodities that have not yet reached the delivery period must be purchased. The rollover for each futures contract occurs over a period of five Bloomberg Commodity IndexSM business days each month according to a pre-determined schedule.  This process is known as “rolling” a futures contract position. The Bloomberg Commodity IndexSM is, therefore, a “rolling index”.

Index Calculation Disruption Events.  From time to time, disruptions can occur in trading futures contracts on various commodity exchanges.  The daily calculation of the Bloomberg Commodity IndexSM will be adjusted in the event that BISL determines that any of the following index calculation disruption events exists:

•

termination or suspension of, or material limitation or disruption in the trading of any futures contract or first nearby futures contract used in the calculation of the Bloomberg Commodity IndexSM on that day,

•	the settlement value of any futures contract used in the calculation of the Bloomberg Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement value,
•	the failure of an exchange to publish official settlement values for any futures contract used in the calculation of the Bloomberg Commodity IndexSM, or
•	with respect to any futures contract used in the calculation of the Bloomberg Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

If a market disruption event occurs on any Bloomberg Commodity IndexSM business day during a hedge roll period (which we define as the fifth through ninth Bloomberg Commodity IndexSM business day of each month) in any month other than January affecting any futures contract included in the Bloomberg Commodity IndexSM, the portion of the roll that would have taken place on that Bloomberg Commodity IndexSM business day is deferred until the next Bloomberg Commodity IndexSM business day on which such conditions do not exist.  If any of these conditions exist throughout the hedge roll period, the roll with respect to the affected contract will be effected in its entirety on the next Bloomberg Commodity IndexSM business day on which such conditions no longer exist.  The market disruption event will not postpone the roll for any other futures contract for which a market disruption event has not occurred.

In the event that a market disruption event occurs during the hedge roll period scheduled for January of each year affecting a futures contract included in the Bloomberg Commodity IndexSM, the rolling or rebalancing of the relevant designated contract will occur in all cases over five Bloomberg Commodity IndexSM business days on which no market disruption event exists. The hedge roll period in January, and the resulting rebalancing that is occurring, will be extended if necessary until the affected designated contract finishes rolling over five Bloomberg Commodity IndexSM business days. The amounts of a particular futures contract rolled or rebalanced in January will always be distributed over five Bloomberg Commodity IndexSM business days, and rolling weight at the rate of 20% per Bloomberg Commodity IndexSM business day on any Bloomberg Commodity IndexSM business day following a market disruption event during such hedge roll period. This change affects only the rolling or rebalancing process in January, with no change to the rules for rolling futures contracts in other monthly hedge roll periods.

Material changes or amendments to the calculation methodology are subject to the approval of the product, risk and operations committee. Questions and issues relating to the application and interpretation of terms contained in the index methodology generally and calculations during periods of extraordinary circumstances in particular will be resolved or determined by BISL.

Historical Closing Levels of the Underlier

The closing level of the underlier has fluctuated in the past and may, in the future, experience significant fluctuations. In particular, the underlier has recently experienced extreme and unusual volatility.  Any historical upward or downward trend in the closing level of the underlier during the period shown below is not an indication that the underlier is more or less likely to increase or decrease at any time during the life of your notes.

You should not take the historical levels of the underlier as an indication of the future performance of the underlier, including because of the recent volatility described above.  We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the outstanding face amount of your notes on the stated maturity date.

Neither we nor any of our affiliates make any representation to you as to the performance of the underlier.  Before investing in the offered notes, you should consult publicly available information to determine the underlier levels between the date of this pricing supplement and the date of your purchase of the offered notes and, given the recent volatility described above, you should pay particular attention to recent levels of the underlier. The actual performance of the underlier over the life of the offered notes, as well as the cash settlement amount, may bear little relation to the historical closing levels shown below.

The graph below shows the daily historical closing levels of the underlier from January 1, 2016 through May 19, 2021. As a result, the following graph does not reflect the global financial crisis which began in 2008, which had a materially negative impact on the price of most commodities and, as a result, the level of most commodity indices. We obtained the closing levels in the graph below from Bloomberg Financial Services, without independent verification.

Historical Performance of the Bloomberg Commodity IndexSM

License Agreement

“Bloomberg®” and “Bloomberg Commodity IndexSM” are service marks of Bloomberg Finance L.P. and its affiliates, including Bloomberg Index Services Limited (“BISL”), the administrator of the indices (collectively, “Bloomberg”) and have been licensed for use for certain purposes by GS Finance Corp. (“GSFC”).

The notes are not sponsored, endorsed, sold or promoted by Bloomberg. Bloomberg does not make any representation or warranty, express or implied, to the owners of or counterparties to the notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the notes particularly. The only relationship of Bloomberg to the Licensee is the licensing of certain trademarks, trade names and service marks and of the Bloomberg Commodities IndexSM, which is determined, composed and calculated by BISL without regard to GSFC or the notes. Bloomberg has no obligation to take the needs of GSFC or the owners of the notes into consideration in determining, composing or calculating Bloomberg Commodities IndexSM. Bloomberg is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the equation by which the notes are to be converted into cash. Bloomberg shall not have any obligation or liability, including, without limitation, to note customers, in connection with the administration, marketing or trading of the notes.

The Pricing Supplement relates only to the notes and does not relate to the exchange-traded physical commodities underlying any of the Bloomberg Commodity IndexSM components.  Purchasers of the notes should not conclude that the inclusion of a futures contract in the Bloomberg Commodity IndexSM is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Bloomberg. The information in the Pricing Supplement regarding the Bloomberg Commodity IndexSM components has been derived solely from publicly available documents. Bloomberg has not made any due diligence inquiries with respect to the Bloomberg Commodity IndexSM components in connection with the notes.  Bloomberg makes no representation that these publicly available documents or any other publicly available information regarding the Bloomberg Commodity IndexSM components, including without limitation a description of factors that affect the prices of such components, are accurate or complete.

BLOOMBERG DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO AND SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. BLOOMBERG DOES NOT MAKE ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY GSFC, OWNERS OF THE NOTES OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO.  BLOOMBERG DOES NOT MAKE ANY EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE BLOOMBERG COMMODITY INDEXSM OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, TO THE MAXIMUM EXTENT ALLOWED BY LAW, BLOOMBERG, ITS LICENSORS, AND ITS AND THEIR RESPECTIVE EMPLOYEES, CONTRACTORS, AGENTS, SUPPLIERS, AND VENDORS SHALL HAVE NO LIABILITY OR RESPONSIBILITY WHATSOEVER FOR ANY INJURY OR DAMAGES—WHETHER DIRECT, INDIRECT, CONSEQUENTIAL, INCIDENTAL, PUNITIVE OR OTHERWISE—ARISING IN CONNECTION WITH THE NOTES OR BLOOMBERG COMMODITY INDEXSM OR ANY DATA OR VALUES RELATING THERETO—WHETHER ARISING FROM THEIR NEGLIGENCE OR OTHERWISE, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus.

The following section is the opinion of Sidley Austin llp, counsel to GS Finance Corp. and The Goldman Sachs Group, Inc. In addition, it is the opinion of Sidley Austin llp that the characterization of the notes for U.S. federal income tax purposes that will be required under the terms of the notes, as discussed below, is a reasonable interpretation of current law.

This section does not apply to you if you are a member of a class of holders subject to special rules, such as:

•	a dealer in securities or currencies;
•	a trader in securities that elects to use a mark-to-market method of accounting for your securities holdings;
•	a bank;
•	a life insurance company;
•	a tax exempt organization;
•	an accrual method taxpayer subject to special tax accounting rules as a result of its use of financial statements;
•	a partnership;
•	a regulated investment company;
•	a person that owns a note as a hedge or that is hedged against interest rate risks;
•	a person that owns a note as part of a straddle or conversion transaction for tax purposes; or
•	a United States holder (as defined below) whose functional currency for tax purposes is not the U.S. dollar.

Although this section is based on the U.S. Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations under the Internal Revenue Code, published rulings and court decisions, all as currently in effect, no statutory, judicial or administrative authority directly addresses how your notes should be treated for U.S. federal income tax purposes, and as a result, the U.S. federal income tax consequences of your investment in your notes are uncertain. Moreover, these laws are subject to change, possibly on a retroactive basis.

You should consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

United States Holders

This section applies to you only if you are a United States holder that holds your notes as a capital asset for tax purposes.  You are a United States holder if you are a beneficial owner of a note and you are:

•	a citizen or resident of the United States;
•	a domestic corporation;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or
•

a trust if a United States court can exercise primary supervision over the trust’s administration and one or more United States persons are authorized to control all substantial decisions of the trust.

Tax Treatment.  You will be obligated pursuant to the terms of the notes — in the absence of a change in law, an administrative determination or a judicial ruling to the contrary — to characterize your notes for all tax purposes as pre-paid derivative contracts in respect of the underlier.  Except as otherwise stated below, the discussion below assumes that your notes will be so treated.

Upon the sale, exchange or maturity of your notes, you should recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or maturity and your tax basis in your notes.  Your tax basis in your notes will generally be equal to the amount that you paid for the notes.  Such capital gain or loss generally should be short-term capital gain or loss if you hold the notes for one year or less and should be long-term capital gain or loss if you hold the notes for more than one year.  Short-term capital gains are generally subject to tax at the marginal tax rates applicable to ordinary income.

No statutory, judicial or administrative authority directly discusses how your notes should be treated for U.S. federal income tax purposes.  As a result, the U.S. federal income tax consequences of your investment in the notes are uncertain and alternative characterizations are possible.  Accordingly, we urge you to consult your tax advisor in determining the tax consequences of an investment in your notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

Alternative Treatments.  There is no judicial or administrative authority discussing how your notes should be treated for U.S. federal income tax purposes.  Therefore, the Internal Revenue Service might assert that treatment other than that described above is more appropriate.  For example, the Internal Revenue Service could treat your notes as a single debt instrument subject to special rules governing contingent payment debt instruments.

Under those rules, the amount of interest you are required to take into account for each accrual period would be determined by constructing a projected payment schedule for the notes and applying rules similar to those for accruing original issue discount on a hypothetical noncontingent debt instrument with that projected payment schedule.  This method is applied by first determining the comparable yield — i.e., the yield at which we would issue a noncontingent fixed rate debt instrument with terms and conditions similar to your notes — and then determining a payment schedule as of the applicable original issue date that would produce the comparable yield.  These rules may have the effect of requiring you to include interest in income in respect of your notes prior to your receipt of cash attributable to that income.

If the rules governing contingent payment debt instruments apply, any gain you recognize upon the sale, exchange or maturity of your notes would be ordinary interest income.  Any loss you recognize at that time would be treated as ordinary loss to the extent of interest you included as income in the current or previous taxable years in respect of your notes, and, thereafter, as capital loss.

If the rules governing contingent payment debt instruments apply, special rules would apply to persons who purchase a note at a price other than the adjusted issue price as determined for tax purposes.

It is also possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to your notes. If Section 1256 were to apply to your notes, gain or loss recognized with respect to your notes would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes. You would also be required to mark your notes to market at the end of each year (i.e., recognize income as if the notes had been sold for fair market value). Alternatively, it is also possible that you could be required to recognize gain or loss each time a contract included in the underlier rolls and/or when the composition or weighting of the index changes. Such gain or loss may also be subject to Section 1256 as discussed above, under which 60% of the gain or loss will be treated as long-term capital gain or loss and 40% will be treated as short-term capital gain or loss.

It is also possible that the Internal Revenue Service could assert that your notes should be treated as partially giving rise to “collectibles” gain or loss if you have held your notes for more than one year, although we do not think such a treatment would be appropriate in this case because a sale or exchange of the notes is not a sale or exchange of a collectible but is rather a sale or exchange of a derivative contract that reflects (through the value of the underlier) the value, in part, of one or more contracts to buy or sell one or more collectibles. “Collectibles” gain is currently subject to tax at marginal rates of up to 28%.

It is also possible that your notes could be treated in the manner described above, except that any gain or loss that you recognize at maturity would be treated as ordinary gain or loss. You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of your notes for U.S. federal income tax purposes

It is possible that the Internal Revenue Service could seek to characterize your notes in a manner that results in tax consequences to you different from those described above.  You should consult your tax advisors as to possible alternative characterizations of your notes for U.S. federal income tax purposes.

Possible Change in Law

In 2007, legislation was introduced in Congress that, if enacted, would have required holders that acquired instruments such as your notes after the bill was enacted to accrue interest income over the term of such instruments even though there will be no interest payments over the term of such instruments.  It is not possible to predict whether a similar or identical bill will be enacted in the future, or whether any such bill would affect the tax treatment of your notes.

In addition, on December 7, 2007, the Internal Revenue Service released a notice stating that the Internal Revenue Service and the Treasury Department are actively considering issuing guidance regarding the proper U.S. federal income tax treatment of instrument such as the offered notes including whether the holders should be required to accrue ordinary income on a current basis and whether gain or loss should be ordinary or capital.  It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The Internal Revenue Service and the Treasury Department are also considering other relevant issues, including whether foreign holders of such instruments should be subject to withholding tax on any deemed income accruals, and whether the special “constructive ownership rules” of Section 1260 of the Internal Revenue Code might be applied to such instruments. Except to the extent otherwise provided by law, GS Finance Corp. intends to continue treating the notes for U.S. federal income tax purposes in accordance with the treatment described above under “Tax Treatment” unless and until such time as Congress, the Treasury Department or the Internal Revenue Service determine that some other treatment is more appropriate.

It is impossible to predict what any such legislation or administrative or regulatory guidance might provide, and whether the effective date of any legislation or guidance will affect notes that were issued before the date that such legislation or guidance is issued.  You are urged to consult your tax advisor as to the possibility that any legislative or administrative action may adversely affect the tax treatment of your notes.

Non-United States Holders

This section applies to you only if you are a Non-United States holder.  You are a Non-United States holder if you are the beneficial owner of the notes and are, for U.S. federal income tax purposes:

•	a nonresident alien individual;
•	a foreign corporation; or
•	an estate or trust that in either case is not subject to U.S. federal income tax on a net income basis on income or gain from the notes.

You will be subject to generally applicable information reporting and backup withholding requirements as discussed in the accompanying prospectus under “United States Taxation — Taxation of Debt Securities — Backup Withholding and Information Reporting — Non-United States Holders” with respect to payments on your notes at maturity and, notwithstanding that we do not intend to treat the notes as debt for tax purposes, we intend to backup withhold on such payments with respect to your notes unless you comply with the requirements necessary to avoid backup withholding on debt instruments (in which case you will not be subject to such backup withholding) as set forth under “United States Taxation – Taxation of Debt Securities – Non-United States Holders” in the accompanying prospectus.

Furthermore, on December 7, 2007, the Internal Revenue Service released Notice 2008‑2 soliciting comments from the public on various issues, including whether instruments such as your notes should be subject to withholding.  It is therefore possible that rules will be issued in the future, possibly with retroactive effect, that would cause payments on your notes at maturity to be subject to withholding, even if you comply with certification requirements as to your foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization of the notes, by reason of a change or clarification of the law, by regulation or otherwise, cause payments at maturity with respect to the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate and we will not make payments of any additional amounts.  Prospective Non-United States holders of the notes should consult their tax advisors in this regard.

Foreign Account Tax Compliance Act (FATCA) Withholding

Pursuant to Treasury regulations, Foreign Account Tax Compliance Act (FATCA) withholding (as described in “United States Taxation—Taxation of Debt Securities—Foreign Account Tax Compliance Act (FATCA) Withholding” in the accompanying prospectus) will generally apply to obligations that are issued on or after July 1, 2014; therefore, the notes will generally be subject to the FATCA withholding rules.

VALIDITY OF THE NOTES AND GUARANTEE

In the opinion of Sidley Austin llp, as counsel to GS Finance Corp. and The Goldman Sachs Group, Inc., when the notes offered by this pricing supplement have been executed and issued by GS Finance Corp., such notes have been authenticated by the trustee pursuant to the indenture, and such notes have been delivered against payment as contemplated herein, (a) such notes will be valid and binding obligations of GS Finance Corp., enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above and (b) the guarantee with respect to such notes will be a valid and binding obligation of The Goldman Sachs Group, Inc., enforceable in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith), provided that such counsel expresses no opinion as to the effect of fraudulent conveyance, fraudulent transfer or similar provision of applicable law on the conclusions expressed above. This opinion is given as of the date hereof and is limited to the laws of the State of New York and the General Corporation Law of the State of Delaware as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated February 23, 2021, which has been filed as Exhibit 5.6 to the registration statement on Form S-3 filed with the Securities and Exchange Commission by GS Finance Corp. and The Goldman Sachs Group, Inc. on February 23, 2021.

We have not authorized anyone to provide any information or to make any representations other than those contained or incorporated by reference in this pricing supplement, the accompanying commodity terms supplement no. 2,014, the accompanying prospectus supplement or the accompanying prospectus.  We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.  This pricing supplement, the accompanying commodity terms supplement no. 2,014, the accompanying prospectus supplement and the accompanying prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so.  The information contained in this pricing supplement, the accompanying commodity terms supplement no. 2,014, the accompanying prospectus supplement and the accompanying prospectus is current only as of the respective dates of such documents.

TABLE OF CONTENTS
Pricing Supplement

Page
Summary Information	PS-4
Hypothetical Examples	PS-7
Additional Risk Factors Specific to Your Notes	PS-9
The Underlier	PS-16
Supplemental Discussion of U.S. Federal Income Tax Consequences	PS-30
Validity of the Notes and Guarantee	PS-33
Commodity Terms Supplement No. 2,014 dated March 22, 2021
Additional Risk Factors Specific to the Notes	S-1
Supplemental Terms of the Notes	S-20
The Underliers	S-34
Commodity Indices	S-34
Bloomberg Commodity Index	S-35
S&P GSCI Commodity Index	S-45
Spot Prices of Physical Commodities	S-54
Spot Price of Copper	S-54
Spot Price of Gold	S-54
Spot Price of Silver	S-55
Spot Price of Zinc	S-55
Commodity Futures Contracts	S-57
Price of the Brent Crude Contract	S-57
Price of the Corn Contract	S-58
Price of the Gasoline Contract	S-58
Price of the Natural Gas Contract	S-59
Price of the Soybean Contract	S-59
Price of the Wheat Contract	S-59
Price of the WTI Crude Oil Contract	S-60
Use of Proceeds	S-61
Hedging	S-61
Employee Retirement Income Security Act	S-62
Supplemental Plan of Distribution	S-63
Conflicts of Interest	S-65
Prospectus Supplement dated March 22, 2021
Use of Proceeds	S-2
Description of Notes We May Offer	S-3
Considerations Relating to Indexed Notes	S-11
United States Taxation	S-14
Employee Retirement Income Security Act	S-15
Supplemental Plan of Distribution	S-16
Validity of the Notes and Guarantees	S-18
Prospectus dated March 22, 2021
Available Information	2
Prospectus Summary	4
Risks Relating to Regulatory Resolution Strategies and Long-Term Debt Requirements	8
Use of Proceeds	13
Description of Debt Securities We May Offer	14
Description of Warrants We May Offer	70
Description of Units We May Offer	88
GS Finance Corp.	93
Legal Ownership and Book-Entry Issuance	95
Considerations Relating to Indexed Securities	104
Considerations Relating to Securities Denominated or Payable in or Linked to a Non-U.S. Dollar Currency	105
United States Taxation	108
Plan of Distribution	126
Conflicts of Interest	129
Employee Retirement Income Security Act	130
Validity of the Securities and Guarantees	131
Independent Registered Public Accounting Firm	132
Cautionary Statement Pursuant to the Private Securities Litigation Reform Act of 1995	132

$70,000,000

GS Finance Corp.

Bloomberg Commodity IndexSM-Linked Notes due 2022

guaranteed by

The Goldman Sachs Group, Inc.

Goldman Sachs & Co. LLC